ADVISORS PREFERRED TRUST

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

#	Fund Name	Annual Management Fee as a Percent of Average Net Assets of the Fund	Effective Date
1	The Gold Bullion Strategy Fund *	0.75%	8-2-19
2	The Gold Bullion Strategy Portfolio *	0.75%	8-1-19
3	Quantified Managed Income Fund *	0.75%	8-1-19
4	Quantified Market Leaders Fund *	0.75%	8-1-19
5	Quantified Alternative Investment Fund *	0.75%	8-1-19
6	Quantified STF Fund *	1.00%	8-1-19
7	Quantified Tactical Fixed Income Fund *	1.00%	9-13-19
8	Quantified Evolution Plus Fund *	1.00%	9-30-19
9	Quantified Common Ground Fund *	1.00%	12-27-19
10	Quantified Pattern Recognition Fund *	1.00%	8-30-19
11	Quantified Tactical Sectors Fund *	1.00%	2-24-21
12	Quantified Government Income Tactical Fund *	1.00%	4-12-21
13	Quantified Rising Dividend Tactical Fund *	1.00%	4-12-21
14	Quantified Global Fund *	1.00%	11-29-23
15	Quantified Eckhardt Managed Futures Strategy Global Fund *	1.00%	9-19-24
*	Pursuant to Section 2.2 of this Agreement, the Adviser shall bear expenses identified under Section 2.2.8, Section 2.2.9(ii), and Section 2.2.14.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized with effect as of the dates indicated above and with effect upon commencement of investment operations for Funds with the notation above of "to be determined."

ADVISORS PREFERRED TRUST By: /s/___________________ Name: Catherine Ayers-Rigsby Title: President	ADVISORS PREFERRED LLC By: /s/_________________ Name: Catherine Ayers-Rigsby Title: Chief Executive Officer